Exhibit 99.1

STEADY GROWTH

GOOD JOBS

April to September 2015

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2015 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The second quarter financial report presents information on the GRE for the six months ending September 30, 2015 as well as a projection for the year end. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba remains committed to a balanced approach for delivering services while recognizing that global economic conditions remain uncertain. This approach is demonstrated by the protection of the services Manitoba families count on and by making strategic investments in core infrastructure to support economic growth and the creation of new training and job opportunities.

The summary forecast for fiscal year 2015/16 is a net loss of $550 million, a negative variance of $128 million from the net loss of $422 million included in Budget 2015.

Core revenues are $103 million higher than budget primarily as a result of the projected recovery of 2014 flood related expenditures from Canada.

Core expenditures are projected to be $132 million over budget mainly as a result of forest fire suppression, health care and supports for children and vulnerable persons.

At the end of the second quarter, projections for the consolidation impacts and Other Reporting Entities (ORE) indicate a projected net loss of $65 million, a negative variance of $64 million from budget, primarily as a result of lower projected incomes from the Government Business Enterprises.

Funding pressures will be closely monitored as government continues to carefully review expenditures to reduce costs where possible without jeopardizing services to Manitobans.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2016

UNAUDITED

	2015/16 Projection			2015/16 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Core Government	Consolidation Impacts and Other Reporting Entities	Summary	Summary Variance

Revenue	12,457	2,592	15,049	12,354	2,609	14,963	86

Expenditure	12,997	2,677	15,674	12,865	2,670	15,535	139

In-Year Adjustment/Lapse	(35)	(40)	(75)	(70)	(80)	(150)	75

NET RESULT FOR THE YEAR	(505)	(45)	(550)	(441)	19	(422)	(128)

Transfer from Fiscal Stabilization Account	20	(20)	-	20	(20)	-	-

NET INCOME (LOSS)	(485)	(65)	(550)	(421)	(1)	(422)	(128)

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the GRE for the first six months of the fiscal year is a net income of $458 million.

The six-month positive revenue variance of $38 million is primarily due to higher than estimated revenues and consolidation impacts in the ORE.

The expenditure variance of $28 million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to September 30
	2015/16			2014/15
($000s)	Actual	Estimated	Variance	Actual[1]

Revenue
Income Taxes	1,957,325	1,950,373	6,952	1,842,309
Other Taxes	2,313,957	2,324,328	(10,371)	2,240,629
Fees and Other Revenue	1,087,809	1,073,218	14,591	1,089,746
Federal Transfers	1,960,704	1,967,585	(6,881)	1,927,992
Net Income of Government Business Enterprises	331,127	311,149	19,978	348,126
Sinking Funds and Other Earnings	125,161	111,396	13,765	119,507

Total Revenue	7,776,083	7,738,049	38,034	7,568,309

Expenditure
Health, Healthy Living and Seniors	3,050,286	3,033,957	16,329	2,899,386
Education and Advanced Learning	1,853,646	1,844,046	9,600	1,773,297
Family Services	562,626	557,684	4,942	514,998
Community, Economic and Resource Development	958,722	947,530	11,192	914,202
Justice and Other Expenditures	536,301	551,860	(15,559)	590,987
Debt Servicing Costs	356,715	355,640	1,075	375,616

Total Expenditure	7,318,296	7,290,717	27,579	7,068,486

NET INCOME (LOSS)	457,787	447,332	10,455	499,823

1. For comparison purposes, the 2014/15 Actual has been re-stated to reflect the 2015/16 appropriation structure.

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10 and information on core government capital investment can be found in Appendix III on page 11.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

INFRASTRUCTURE INVESTMENT

The government continued the commitment to infrastructure by introducing a five-year, $5.5 billion core infrastructure plan in Budget 2014 to focus investments on roads, highways and bridges, flood protection and municipal infrastructure such as roads and clean water.

To meet these important infrastructure needs, the government has committed that it will invest more than the revenue raised from the additional point of PST introduced in 2013 into new investments in core infrastructure, over and above the existing base levels. In 2012/13, prior to the increase in the PST, the base level of investment in core infrastructure totaled $729 million.

Core infrastructure investment was budgeted to reach $1,080 million in 2015/16. The 2015/16 second quarter projection is on track to meet this budgeted level of investment.

The total federal contributions towards core infrastructure are projected to be $20 million more than expected as a result of flood related revenues.

Government has committed to address under-investments in any year of the plan, as well as the 2013/14 fiscal year, by increasing investment in future years to meet the full infrastructure commitment. As such, the core infrastructure plan will be reviewed and rebased each year to recognize any variances in the PST revenues and investments.

Five-Year Core Infrastructure Plan

Year Two

	Full Year

	2015/16			2014/15
(Millions of Dollars)	Forecast	Budget	Variance	Actual

Base Funding Level	729	729	-	729
1 point PST commitment	286	286	-	275

Investment Commitment	1,015	1,015	-	1,004

Roads, Highways and Bridges	747	747	-	695
Flood Protection	48	48	-	64
Municipal Infrastructure*	285	285	-	277

Total Investment Year-One	1,080	1,080	-	1,036

Less: Federal Revenue	(55)	(35)	(20)	(5)

Net Investment Year-Two	1,025	1,045	(20)	1,031

*Building Manitoba Fund net of transit operating grants

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in the Fiscal Stabilization Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2015/16, $85 million will be withdrawn for debt repayment and an additional $20 million will be withdrawn for principal repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2015/16 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCIAL BORROWINGS,

GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2015 was $4.7 billion including refinancing of $2.0 billion and new cash requirements, net of estimated repayments, of $2.7 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of the second quarter, Manitoba’s borrowing requirement has been revised to $4.8 billion. The revision is primarily due to increased requirements for general purpose borrowings.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year-end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in core infrastructure and other capital assets – like schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure and other projects, Budget 2015 projected the net debt to GDP ratio at 30.9%. Net debt to GDP is currently forecast to be 31.6%.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

Provincial Borrowings, Guarantees and Obligations

	2015/16 Forecast		March 31, 2015

Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita[3]	$ millions	$ Per Capita[3]
General Government Programs	10,018	7,746	9,460	7,389
General Government Programs - Pension Liability	2,695	2,084	2,595	2,027
The Manitoba Hydro-Electric Board	14,301	11,057	12,540	9,794
Other Crown Organizations	3,035	2,347	2,827	2,208
Health Facilities	1,535	1,187	1,338	1,045
Other	5	4	5	4
Capital Investments	4,965	3,839	4,724	3,690

Subtotal[2]	36,554	28,264	33,489	26,157

Other Obligations
Pension Liability	8,419		7,947
Pension Assets	(6,080)		(5,703)

Net Pension Liability	2,339		2,244
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(14,193)		(12,371)
Education and Health Debt held by Government Enterprises	620		620
Other Debt of Crown Organizations	281		279

Subtotal	(10,953)		(9,228)

Total Provincial Borrowings, Guarantees and Obligations	25,601		24,261

Adjustments to arrive at Summary Net Debt
Guarantees	(110)		(172)
Adjustment Due to the Adoption of IFRS by The Manitoba Hydro-Electric Board	(502)		-
Net Financial Assets	(4,031)		(5,127)

Summary Net Debt	20,958	16,204	18,962	14,812

Summary Net Debt as a percentage of GDP	31.6%		29.8%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.

Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at September 30, 2015, total provincial borrowings and guarantees are payable 95% in Canadian dollars and 5% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings are 100% payable in Canadian dollars. Manitoba Hydro borrowings are payable 86% in Canadian dollars (86% at March 31, 2015) and 14% in U.S. dollars (14% at March 31, 2015).

3.	The per capita data is based upon forecast population figures July 1.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

ECONOMIC PERFORMANCE AND OUTLOOK

Sustained low oil prices, slower economic growth in North America through the first half of 2015, and continued deceleration of growth in emerging and developing markets have lowered expectations for a solid global economic recovery. This is reflected in several downgrades to the global outlook.

According to the International Monetary Fund (IMF), weak aggregate demand, low commodity prices and persistent high unemployment in some countries are additional factors that are lowering the global real GDP growth forecast to 3.1% in 2015, from 3.8% projected in October 2014. For 2016, growth is lowered to 3.6% from 3.8%.

Likewise, the forecasts for Canada and Manitoba are revised. The Manitoba Finance Survey of Economic Forecasts shows Canadian real GDP growth slowing to 1.2% in 2015 compared to 2.1% forecast in April 2015 and down from 2.5% in 2014.

Manitoba’s outlook revision is smaller, with real GDP growth now expected at 2.0% in 2015, down from 2.5% reported in Budget 2015. The expectation for 2016 growth is unchanged for Manitoba at 2.3% and lowered by 0.2% for Canada to 2.0%.

The transition from growth based on exports to growth based on domestic demand is slowing overall Chinese economic growth to an expected 6.8% in 2015 and 6.3% in 2016 compared to 7.3% in 2014.

Supported by lower energy prices, monetary easing and currency depreciation, real GDP growth is expected to improve in the euro area to 1.5% in 2015 and 1.6% in 2016 compared to 0.9% in 2014.

The U.S. economy continues to improve through generating an average of over 200,000 jobs per month since 2010. Their unemployment fell to 5.0% in October 2015, the lowest since April 2008. This has strengthened household balance sheets and provided a lift to U.S. housing and business investments. This momentum has made the U.S. an economic growth leader among the G7 nations in both 2015 and 2016. The IMF has forecast U.S. real GDP growth of 2.6% in 2015 and 2.8% in 2016.

With Canada being among the largest global oil producers, the oil price collapse significantly impacted national energy related production and investments (conventional oil and gas extraction, support services in mining, oil and gas, and engineering construction activities). Output in this sector fell by over 15% since June 2014. There were also a considerable number of jobs lost in the energy and construction sector since December 2015.

The slowdown in energy production led to a contraction in the Canadian economy in the first half of 2015, the first decline in growth since the Great Recession.

Real GDP growth did rebound in the third quarter of 2015 with exports and services buoyed by currency devaluation and improving demand. These gains combined with low-interest rates, a stronger U.S. economy and the expectation of the Canadian dollar remaining near $0.75 U.S., are expected to support modest growth in 2016.

During this period of global economic uncertainty, which is elevated by oil and other commodity price volatility, Manitoba’s overall growth remains stable and is progressing at a steady pace. In 2014, Manitoba’s real GDP increased by 2.1%, following 2.7% growth in both of the two previous years.

Manitoba’s successive effort to boost population has generated six consecutive years of population growth above 1.0% and five consecutive years of growth above Canada’s. In 2015, Manitoba’s population growth is the second highest among provinces.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

Manitoba’s labour market has been strong since the spring of 2014. In 2015, total employment increased by 1.7% on a year-to-date basis, the strongest among provinces and the strongest in 13 years. Manitoba’s unemployment rate is averaging 5.5%, the second lowest among provinces.

Compensation of employees (labour income) increased by 2.7% through the first three quarters of the year, fourth highest among provinces and slightly higher than the 2.6% growth in Canada. The gains in 2015 are broad-based among industrial sectors.

Manitoba’s retail sales growth has been above the national average in 8 of the last 11 years. Reflecting low-interest rates, strong population growth and low unemployment, sales at motor vehicle and parts dealers and furniture and home furnishings stores have been particularly strong over the last five years. Manitobans continue to boost retail sales in 2015, but the sharp drop in fuel prices has lowered the average annual growth to 0.7% on a year-to-date basis.

Real investment spending on non-residential construction increased by 5.2% through the first three quarters of 2015, compared to the same period last year. This is the second-highest growth among provinces and compares to a 0.1% decline in Canada. Real investment in commercial properties, which accounts for over 55% of total spending, increased by 11.5%, while real investment in institutional and governmental properties increased by 12.5%.

The continual strength in new housing activity in Manitoba is driven by progressive increases in immigration and the echo-boom cohort entering the housing market. As immigration levels stabilize, the housing market is settling from a near record-setting pace in 2012 and 2013. According to Canada Mortgage and Housing Corporation, the province can expect 5,600 new housing units in 2015 and 5,700 units in 2016

Manufacturing is the largest industrial sector in Manitoba, producing a diversified range of consumer and industrial goods. The sector continues to benefit from sales to the U.S. with transportation equipment (18.3%), chemical products (13.4%) and furniture (12.7%) continuing to accelerate in 2015. With weak demand for agricultural, mining and industrial machinery (-16.9%) and fabricated metal products (-8.9%), overall manufacturing sales decreased by 2.1% on a year-to-date basis in 2015.

A continued improvement in demand from the U.S. is anticipated in 2016 as the Canadian currency depreciation is expected to attract more manufacturing sales from Manitoba.

Given weaker demand from emerging and developing markets and reduced local production of oil and agricultural commodities, international merchandise exports slowed to 2.1% growth on a year-to-date basis in 2015 compared to 6.9% in 2014 and 10.4% in 2013. Exports to the U.S. increased by 5.5% through October 2015, but exports to non-U.S. markets decreased by 4.9%.

According to Export Development Canada, Manitoba exports are expected to increase by 6.0% in 2015 with growing U.S. demand for metals, ores and other industrial products as well as industrial machinery and equipment.

The latest Manitoba Finance Survey of Economic Forecasts indicates 2.0% growth in 2015 improving to 2.3% growth in 2016.

Nominal GDP is projected to increase by 3.2% in 2015, compared to 0.8% expected in Canada. In 2016, nominal GDP is expected to increase by 4.0%.

See more at: http://www.gov.mb.ca/finance

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

2015/16 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to September 30				Full Year
	2015/16			2014/15	2015/16			2014/15
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	Actual

Income Taxes
Individual Income Tax	1,603,837	1,602,065	1,772	1,530,766	3,261,845	3,261,845	-	3,116,666
Corporation Income Tax	353,488	348,308	5,180	311,543	590,102	590,102	-	561,669

Subtotal: Income Taxes	1,957,325	1,950,373	6,952	1,842,309	3,851,947	3,851,947	-	3,678,335

Other Taxes
Corporations Taxes	118,094	132,089	(13,995)	118,094	255,495	279,345	(23,850)	224,511
Fuel Taxes	161,939	164,810	(2,871)	161,736	335,460	335,460	-	317,363
Land Transfer Tax	46,723	50,403	(3,680)	49,596	90,000	90,000	-	84,815
Levy for Health and Education	220,598	222,659	(2,061)	215,510	466,818	466,818	-	439,231
Retail Sales Tax	1,144,547	1,148,796	(4,249)	1,103,634	2,289,781	2,289,781	-	2,201,955
Tobacco Tax	139,540	137,108	2,432	140,571	252,283	252,283	-	256,022
Other Taxes	5,172	5,292	(120)	6,003	13,063	17,854	(4,791)	13,239

Subtotal: Other Taxes	1,836,613	1,861,157	(24,544)	1,795,144	3,702,900	3,731,541	(28,641)	3,537,136

Fees and Other Revenue
Fines and Costs and Other Legal	29,335	27,733	1,602	27,324	55,820	52,090	3,730	53,774
Minerals and Petroleum	7,684	8,209	(525)	8,462	15,180	18,086	(2,906)	16,549
Automobile and Motor Carrier Licences and Fees	82,381	80,482	1,899	80,030	150,500	150,500	-	156,916
Parks: Forestry and Other Conservation	5,779	15,096	(9,317)	16,933	35,243	35,393	(150)	34,704
Water Power Rentals	58,180	59,681	(1,501)	59,510	119,026	119,026	-	116,913
Service Fees and Other Miscellaneous Charges	43,744	51,646	(7,902)	49,470	203,876	204,192	(316)	160,327
Revenue Sharing from SOAs	8,975	9,024	(49)	9,675	18,070	18,070	-	28,800

Subtotal: Fees and Other Revenue	236,078	251,871	(15,793)	251,404	597,715	597,357	358	567,983

Federal Transfers
Equalization	868,976	868,976	-	874,975	1,738,000	1,738,000	-	1,749,949
Canada Health Transfer (CHT)	614,910	614,910	-	578,163	1,229,800	1,229,800	-	1,167,188
Canada Social Transfer (CST)	234,194	234,194	-	226,613	468,400	468,400	-	453,908
Infrastructure Renewal	-	-	-	-	-	-	-	3,668
Shared Cost and Other Transfers	53,374	49,224	4,150	49,279	286,554	155,890	130,664	121,879

Subtotal: Federal Transfers	1,771,454	1,767,304	4,150	1,729,030	3,722,754	3,592,090	130,664	3,496,592

Net Income of Government Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	309,500	294,100	15,400	228,000	581,500	581,500	-	595,978

Total Revenue	6,110,970	6,124,805	(13,835)	5,845,887	12,456,816	12,354,435	102,381	11,876,024

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

2015/16 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to September 30				Full Year
	2015/16			2014/15	2015/16			2014/15
($000s)	Actual	Estimated	Variance	Actual[1]	Forecast	Budget[2]	Variance	Actual

Health
Health, Healthy Living and Seniors	2,820,767	2,827,234	(6,467)	2,701,348	5,724,365	5,653,292	71,073	5,424,262

Education
Education and Advanced Learning	1,260,232	1,253,883	6,349	1,198,524	2,504,949	2,505,431	(482)	2,417,940

Family Services
Children and Youth Opportunities	26,543	21,645	4,898	19,478	50,602	50,627	(25)	48,023
Family Services	567,608	566,828	780	523,893	1,192,127	1,164,262	27,865	1,131,154

Total Family Services	594,151	588,473	5,678	543,371	1,242,729	1,214,889	27,840	1,179,177

Community, Economic and Resource Development
Aboriginal and Northern Affairs	19,261	20,200	(939)	18,995	33,901	33,901	-	33,228
Agriculture, Food and Rural Development	36,692	37,532	(840)	43,003	207,344	208,432	(1,088)	213,723
Conservation and Water Stewardship	73,997	75,766	(1,769)	77,248	139,938	139,653	285	170,484
Housing and Community Development	52,803	53,037	(234)	47,132	89,137	88,984	153	78,711
Infrastructure and Transportation	284,627	286,885	(2,258)	277,278	607,162	607,162	-	556,520
Jobs and the Economy	316,576	324,692	(8,116)	301,566	670,717	663,261	7,456	631,362
Mineral Resources	5,375	5,565	(190)	5,542	10,660	10,537	123	16,365
Municipal Government	127,712	135,193	(7,481)	135,472	434,032	433,833	199	420,968

Total Community, Economic and Resource Development	917,043	938,870	(21,827)	906,236	2,192,891	2,185,763	7,128	2,121,361

Justice and Other Expenditures
Legislative Assembly	19,640	20,585	(945)	19,601	51,415	52,021	(606)	40,342
Executive Council	2,836	2,687	149	2,255	4,513	4,513	-	4,122
Civil Service Commission	8,767	8,977	(210)	9,434	18,369	18,369	-	18,364
Employee Pensions and Other Costs	(1,563)	(1,370)	(193)	(1,805)	14,161	14,161	-	15,440
Finance	125,922	125,338	584	125,565	267,893	263,687	4,206	260,327
Justice	225,438	226,408	(970)	218,582	544,298	541,320	2,978	526,005
Labour and Immigration	11,536	12,115	(579)	11,894	26,334	27,204	(870)	25,974
Multiculturalism and Literacy	14,680	16,783	(2,103)	14,662	21,862	21,872	(10)	21,051
Tourism, Culture, Heritage, Sport and Consumer Protection	48,641	47,680	961	46,541	82,456	82,617	(161)	80,953
Enabling Appropriations	-	-	-	-	16,522	16,522	-	3,399
Other Appropriations	29,309	34,151	(4,842)	46,380	69,727	43,484	26,243	172,603

Total Justice and Other Expenditures	485,206	493,354	(8,148)	493,109	1,117,550	1,085,770	31,780	1,168,580

Debt Servicing Costs	46,150	44,583	1,567	60,815	215,000	220,000	(5,000)	199,931

Total Expenditure	6,123,549	6,146,397	(22,848)	5,903,403	12,997,484	12,865,145	132,339	12,511,251

Subtract: Total Revenue Estimate (Appendix I)	6,110,970	6,124,805	(13,835)	5,845,887	12,456,816	12,354,435	102,381	11,876,024
In-Year Adjustment/Lapse	-	-	-	-	(35,000)	(70,000)	35,000	-

Net Result for the Year	(12,579)	(21,592)	9,013	(57,516)	(505,668)	(440,710)	(64,958)	(635,227)
Transfer from Fiscal Stabilization Account
- Principal Repayments	-	-	-	-	20,000	20,000	-	-

NET INCOME (LOSS)	(12,579)	(21,592)	9,013	(57,516)	(485,668)	(420,710)	(64,958)	(635,227)

1.	For comparative purposes, the 2014/15 Actual has been re-stated to reflect the 2015/16 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2015

2015/16 Core Government Part B Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to September 30				Full Year
	2015/16			2014/15	2015/16			2014/15
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	Actual

Agriculture, Food and Rural Development	-	50	(50)	66	250	250	-	689
Conservation and Water Stewardship	2,517	4,606	(2,089)	7,179	17,143	23,523	(6,380)	28,086
Education and Advanced Learning	-	-	-	-	100	100	-	-
Family Services	250	843	(593)	43	1,815	1,815	-	723
Finance	31,984	29,506	2,478	24,800	64,367	64,367	-	62,928
Health, Healthy Living and Seniors	(3)	150	(153)	34	664	664	-	928
Infrastructure and Transportation	324,382	319,066	5,316	257,709	647,159	647,159	-	604,888
Justice	353	1,783	(1,430)	152	3,694	3,694	-	1,552
Mineral Resources	-	-	-	-	-	-	-	149
Tourism, Culture, Heritage, Sport and Consumer Protection	-	-	-	-	110	110	-	-
Internal Service Adjustments	-	-	-	-	9,019	9,019	-	-

Total Capital Investment	359,483	356,004	3,479	289,983	744,321	750,701	(6,380)	699,943

1. Budget figures are adjusted to include Internal Service Adjustments (an Enabling Appropriation).